Recent Drilling at TLC Significantly Expands Higher Grade, Near Surface Lithium
Mineralization

VANCOUVER, BRITISH COLUMBIA, December 8, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to announce results from 14  step out drill holes expanding the measured resource footprint at the Tonopah Lithium Project ("TLC"), located near the town of Tonopah, in Nevada. A total of 26 diamond core holes and 16 Reverse Circulation ("RC") holes drilled in 2022 and 2023 will be added to the updated mineral resource block model and incorporated into an updated Mineral Resource Estimate ("MRE") on TLC.

The Company also announces it has commenced early work which will be used to support mine permitting applications following the completion of the pre-feasibility and associated study in H2, 2024. It has  appointed SRK Consulting (U.S.) Inc. of Elko, Nevada to coordinate the preparation of a mine plan of Operations with the BLM. Additionally, the Company has selected Nexus Environmental Consultants Inc. of Reno, Nevada to perform biological baseline studies in support of the Mine Plan of Operations application.

TLC Drilling Highlights

  Post-resource drilling demonstrates continued expansion of TLC lithium deposit and continuity with significant intervals of claystone Lithium ("Li") mineralization >1,000 ppm Li at shallow depths;
  Extension of measured resource footprint in all directions (see Figure 1);
  73.1 metres ("m") averaging 1,148 ppm Li in TLC-2222C between 17.1-90.2 m downhole with up to 1,843 ppm Li over 1.5 m;
  81.4 m averaging 1,135 ppm Li in TLC-2321C between 27.1-108.5 m downhole with up to 2,127 ppm Li over 1.5 m;
  80.8 m averaging 1,090 ppm Li in TLC-2242 between 3.0-83.8 m downhole with up to 2,008 ppm Li over 1.5 m; (see Tables of Select Diamond and RC Drill Hole Results);
  Identification of additional shallow, high-grade lithium mineralization to the northeast should grow the MRE and positively impact project economics;
  Drill results will further refine the pre-feasibility study mine plan; and
  Data from all additional 42 drill holes has been sent to Stantec Consulting Inc. and will be incorporated into an updated MRE for the TLC Project.

Simon Clarke, CEO of American Lithium, states, "We continue to make excellent progress at TLC. Drill results from the remainder of our 2022 program and our expansion drilling in 2023 should add significantly to the very large existing Measured & Indicated Resource. In addition, the thick, shallow higher-grade sections added should further enhance robust project economics and will be reflected in an updated TLC mine plan in the PFS. Our confidence in the Project continues to grow and we have now launched work with SRK and Nexus which will feed into and help us fast-track the mine permitting process following completion of the PFS is in 2024."

TLC Select Drill Hole - Details

RC drill holes:

  TLC-2240, 2241 and 2242 as well as diamond drill holes TLC-2318C, 2320C, 2321C and 2333C were all drilled to the north of the existing Measured Resource footprint and extend the shallow, high grade lithium mineralization approximately 850 m to the north. TLC-2333C marks the northernmost mineralized hole with > 1,000 ppm Li intersected over appreciable thicknesses.

Diamond drill holes:

  TLC-2222C was drilled in the west central resource area and essentially fills in a historic gap in the resource from 2000 era drilling that was not drilled deep enough.

  TLC-2228C was drilled in the central northwestern area to fill in a statistical gap in the Measured resource footprint.

  TLC-2320C and 2221C were drilled to in-fill an existing gap in Measured Resource footprint in the south-central resource area.

  TLC-2218C and 2219C were drilled along the southeastern edge of the Measured resource footprint to extend and confirm lithium mineralization.

  TLC-2213C was drilled on the eastern side of the project area, and extends the mineralized footprint with lower grade, but above cut-off grade Li mineralization marking the east central limit of the TLC Deposit high-grade footprint.

Link 1 - PDF Figures

Link 2 - PDF Drill Hole Table

Figure 1 - TLC Project Drill Hole Location Map - Select Holes with Mineral Resource Estimate Footprint

Tables of Select Diamond and RC Drill Hole Results

TLC-2240 - vertical RC 520' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	25	195	170	7.6	59.4	51.8	1027
including	30	145	115	9.1	44.2	35.1	1173
Maximum	75	80	5				1871
TLC-2241- vertical RC 370' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	40	210	170	12.2	64.0	51.8	1080
including	40	160	120	12.2	48.8	36.6	1190
Maximum	95	100					1915
TLC-2242 - vertical RC 370' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	10	275	265	3.0	83.8	80.8	1090
including	140	260	120	42.7	79.3	36.6	1286
Maximum	145	150	5				2008
TLC-2318C - vertical Diamond 317' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	23	170	147	7.0	51.8	44.8	1007
including	48	135	87	14.6	41.1	26.5	1255
Maximum	72	75	3				2063
TLC-2320C - vertical Diamond 608' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	240	328	88	73.2	100.0	26.8	921
including	293	328	35	89.3	100.0	10.7	1163
Maximum	303	308	5				1590
TLC-2321C vertical Diamond 453' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	89	356	267	27.1	108.5	81.4	1135
including	143	341	198	43.6	103.9	60.3	1268
Maximum	253	258	5				2177
TLC-2333C - vertical Diamond 316' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	5	126	121	1.5	38.4	36.9	774
including	86	126	40	26.2	38.4	12.2	1184
Maximum	106	111	5				1532

TLC-2228C - vertical Diamond 418' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	22	82	60	6.7	25.0	18.3	961
	172	392	220	52.4	119.5	67.1	1422
Maximum	317	322	5				2266

TLC-2222C - vertical Diamond 316' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	56	296	240	17.1	90.2	73.1	1148
including	116	296	180	35.3	90.2	54.9	1311
Maximum	266	271	5				1981
TLC-2220C - vertical Diamond 315' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	18	98	80				997
Maximum	88	93	5				1650
TLC-2221C - vertical Diamond 504' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	373	489	116				1014
including	413	489	76				1262
Maximum	478	483	5				1843
TLC-2218C - vertical Diamond 317' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	226	308	82				924
including	276	283	57				1022
Maximum	226	232	6				1239
TLC-2219C - vertical Diamond 340' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	73	258	185				890
including	148	218	70				1191
Maximum	153	158	5				1380
TLC-2213C - vertical Diamond 303' total depth	From (feet)	To (feet)	Thickness (feet)	From (m)	To (m)	Thickness (m)	Li (ppm)
	112	222	110				847
Maximum	217	222	5				1088

Quality Assurance, Quality Control and Data Verification

2022 Diamond drilling was conducted by First Drilling of Montrose, Colorado, and 2023 diamond drilling was completed by IG Drilling of Spanish Fork, Utah using large diameter, PQ-size and HQ-size drilling entirely vertical holes. Drill core samples are nominally 5-foot (1.53 m) and are cut longitudinally, and one half is cut a second time longitudinally with a diamond saw with one-quarter of the core placed in sealed bags and shipped to analytical laboratories.

RC drilling is being conducted by Harris Exploration Drilling and Associates Inc., of Fallon, Nevada with 5.5-inch diameter face centred bit on vertical drill holes. Sampling was conducted using a riffle splitter or a cyclone splitter depending on the moisture content of the sampled material. Sampling was conducted over 5-foot (1.52m) intervals with individual samples placed in sealed bags and transported to the respective analytical labs.

Samples were shipped to either American Assay Laboratories (AAL) in Sparks, Nevada for sample preparation, processing using 5-acid digest and ICP-MS multi-element analysis. Pulps and rejects are returned and retained by the Company. AAL is an ISO 9000 certified assay laboratory. The QA/QC program includes a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples, internal laboratory standards and has also included check analyses at other accredited laboratories. Downhole thicknesses for vertical drill holes are considered accurate true thickness intersections for the essentially flat-lying, to gently dipping TLC host stratigraphy.

Qualified Person

Mr. Ted O'Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 16, 2023, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.